Exhibit 99.2

Lytus Technologies Holdings PTV. LTD.
COMPENSATION COMMITTEE CHARTER

(As adopted on September 27, 2022)

The Board of Directors (the “Board”) of Lytus Technologies Holdings PTV. Ltd. (the “Company”) has established the Compensation Committee of the Board (the “Committee”) with the purpose, responsibilities and specific duties as described in this Compensation Committee Charter.

I.	PURPOSE AND OBJECTIVES

The purpose of the Committee is to exercise oversight of all matters of executive compensation policy on behalf of the Board. In doing so, the Committee shall:

1.	Review, evaluate and approve the agreements, plans, policies and programs of the Company related to compensation of the Company’s officers and directors;

2.	Review, evaluate and approve the corporate goals and objectives and any individual goals and objectives relevant to the compensation of the Company’s executive officers and directors;

3.	Evaluate performance and recommend to the Board the compensation of the Company’s executive officers and directors;

4.	Review and discuss with management all compensation related disclosure to be included in the Company’s Annual Report of Foreign Private Issuer on Form 20-F (the “Annual Report”), including the Compensation Committee Report, if required by the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”);

5.	In consultation with management, oversee other regulatory compliance with respect to compensation matters, including oversight of the Company’s policies on structuring compensation programs to preserve tax deductibility;

6.	Otherwise discharge the Board’s responsibilities relating to compensation of the Company’s officers and directors; and

7.	Perform such other functions as the Board may assign to the Committee from time to time.

II.	MEMBERSHIP

The members of the Committee shall be appointed by the Board. The Committee shall consist of at least two Board members, each of which shall meet the independence requirements of NASDAQ Rule 5605(a)(2) and applicable laws. In addition, at least two members of the Committee shall be “Non-Employee Directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time, and “outside directors” for the purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time. Notwithstanding the foregoing membership requirements, no action of the Committee shall be invalid by reason of any such requirement not being met at the time such action is taken.

The Board may designate a Chairman of the Committee. In the absence of such designation, the Committee may designate the Chairman by majority vote of the Committee.

The entire Committee or any individual member of the Committee may be removed with or without cause by the affirmative vote of a majority of the Board.

Members of the Committee shall serve until their successors are duly elected and qualified or their earlier resignation or removal.

III.	PROCEDURES

The Committee shall meet at least two times per year, and thereafter as often as it deems appropriate to perform its duties and responsibilities under this charter. The Chairman of the Committee, two or more members of the Committee or the Chairman of the Board may call meetings of the Committee. Meetings of the Committee may be in person, by conference call, by video conference or by unanimous written consent, in accordance with the Company’s Bylaws.

The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board. The Chairman of the Committee, in consultation with the appropriate members of the Committee and management, will develop the agenda for each Committee meeting. Committee members may suggest the inclusion of items on the agenda and may raise at any Committee meeting subjects related to the Committee’s duties that are not on the agenda for that meeting.

The Committee may invite such members of management to its meetings as it deems appropriate, consistent with the maintenance of the confidentiality of compensation discussions. The Company’s Chief Executive Officer (“CEO”) should not attend any meeting where the CEO’s performance or compensation is discussed.

A majority of the Committee’s members shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.

The Committee shall report its actions and recommendations to the Board at the next regularly scheduled meeting of the full Board.

The Committee has the right, in its sole discretion, at any time to retain or obtain advice, reports or opinions from such internal and external counsel, compensation consultants and other experts and advisors (each, a “Compensation Advisor”) as it deems necessary or appropriate to assist it in the full performance of its functions. The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Compensation Advisor retained by the Committee. Before selecting or receiving advice from a Compensation Advisor (other than in-house legal counsel), the Committee shall consider such factors as may be required by the rules of the Nasdaq Capital Market or other securities exchange upon which the Company’s securities may be listed or applicable rules of the SEC with respect to the independence of the Compensation Advisor. The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Compensation Advisor retained by the Committee; however, anticipated expenses in excess of $25,000 will require Board approval.

IV.	RESPONSIBILITIES AND DUTIES

The following responsibilities of the Committee are set forth as a guide to the Committee with the understanding that the Committee may alter or supplement the below as appropriate, to the extent permitted by applicable laws and listing standards.

Pursuant to delegated authority from the Board, the Committee shall:

1.	Executive Compensation:

i)	Review, modify (if necessary), approve and recommend to the independent members of the Board for approval the corporate goals and objectives and any individual goals and objectives, together with the applicable compensation program and the peer group used in setting compensation, if any, relevant to the compensation of the CEO;

ii)	Review, modify (if necessary) and approve corporate goals and objectives and any individual goals and objectives, together with the applicable compensation program and the peer group used in setting compensation, if any, relevant to the compensation of the Company’s other executive officers;

iii)	Evaluate the performance of the CEO and, in consultation with the CEO, the Company’s other executive officers in light of those goals and objectives; and

iv)	Based on the aforesaid evaluation, approve and recommend to the independent members of the Board for their approval the compensation of the CEO, and approve, in consultation with the CEO, the compensation for the Company’s other executive officers, including the annual base salary levels, annual cash incentive awards, long-term incentive awards, employment agreements, severance arrangements, change-in-control agreements, and any perquisites or supplemental benefits, as applicable.

2.	Regulatory Compliance:

i)	Review and discuss with management (i) the Compensation Discussion & Analysis (“CD&A”), if required to be included in the Company’s Annual Report and, based on that review, determine whether to recommend to the Board that the CD&A be included in the Annual Report, in accordance with the rules and regulations promulgated by the SEC and (ii) the results of the “say on pay” vote and consider whether to make any adjustments to the Company’s policies and practice in light of the voting results.

ii)	If required by SEC rules, periodically prepare a Compensation Committee Report and publish the report in the Company’s Annual Report, in accordance with the rules and regulations promulgated by the SEC.

3.	Incentive and Equity Compensation:

i)	Each year review and make recommendations to the Board with respect to incentive compensation plans and equity-based plans that are subject to Board approval. In addition, the Committee may authorize the granting of long-term incentive awards to employees who are not executive officers or other members of the Company’s senior management.

ii)	Ensure that the Company’s stockholders are given the opportunity to vote on equity-compensation plans as required by law, the Company’s Certificate of Incorporation or Bylaws (as amended from time to time), and the listing standards of the Nasdaq Capital Market.

4.	Director Compensation: Each year, review director compensation and make a recommendation to the Board regarding the form and amount of director compensation.

5.	Other Powers and Responsibilities:

i)	Review and approve, or review and recommend to the Board for its approval, any transaction in equity securities of the Company, or derivatives of those equity securities, between the Company and any officer or director of the Company who is subject to the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended.

ii)	Monitor the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 relating to 401(k) plans and loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

iii)	Receive and review periodic reports on the Company’s compensation plans, policies and programs as they affect all employees.

iv)	Conduct an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The result of such evaluation shall be reported to the Board and recommend to the Board any improvements to the Committee’s charter deemed necessary or desirable by the Committee. The report to the Board may take the form of an oral report by the Chairman. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

v)	Perform any other activities consistent with the Company’s governing documents and applicable law, as the Committee or the Board deems necessary or appropriate.

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